Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

RECEIVED

2008 NOV 21 A 11:20

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	1 202 55 13 450 1 202 77 29 207
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	(48 76) 747 81 30
Company:	KGHM Polska Miedź S.A.	*Fax:*	(48 76) 747 81 39
E-mail:			
Date:	6 November 2008	*No of sheets:*	1

Current report 50/2008

SUPPL

The Management Board of KGHM Polska Miedź S.A., in reference to the current report no. 45/2008 dated 22 September 2008, announces that on 6 November 2008 there was the transfer of ownership of 6 150 shares of Petrotel Sp. z o.o., with a face value of PLN 1 000 per share, representing 75% of the share capital of the company, to Telefonia DIALOG S.A. (a subsidiary of KGHM Polska Miedź S.A.)
The transfer of ownership rights to these shares took place based on a contingent agreement for the acquisition of shares of Petrotel Sp. z o.o, entered into between PKN Orlen S.A. and Telefonia DIALOG S.A. on 22 September 2008.
The existing shareholders declined to make use of their pre-emption right, and therefore Telefonia DIALOG S.A. made use of its right to acquire the shares.
The assets were acquired for PLN 32 410.5 thousand, and their carrying amount in the accounts of Telefonia DIALOG S.A. is PLN 32 885.5 thousand.
As a result of the above-mentioned transaction, the share of Telefonia DIALOG S.A. in the share capital and the total number of votes at the General Shareholders' Meeting of Petrotel Sp. z o.o. amounts to 75%.
The acquired assets are of a long-term, equity investment nature. Acquisition of these assets was financed by a bank loan.
There is no relation between KGHM Polska Miedź S.A. and the management and supervisory personnel of KGHM Polska Miedź S.A. and the seller of these shares.
The criteria used for describing the assets as significant is that the financial assets acquired by Telefonia DIALOG S.A. exceed 20% of the share capital of Petrotel Sp. z o.o.

Legal basis: § 5 sec. 1 point 1 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 No. 209, item 1744)

PROCESSED
NOV 26 2008
THOMSON REUTERS

[redacted]

08005972

WICEPREZES ZARZĄDU
Maciej Tybura

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Leszek Mierzwa

dlw 11/24

END